3/11/14
KW

14047044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8-66069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primary Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Wall Street, 5th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmy Sung 212-300-0068
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company, P.A.
(Name – *if individual, state last, first, middle name*)

15 Warren Street	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/20/14

Paritz & Company, P.A.

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of Primary Capital LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Primary Capital LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Capital LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC is fairly stated in all material respects in relation to the financial statements as a whole.

Paritz & Company, P.A.

Hackensack, NJ

February 26, 2014

OATH OR AFFIRMATION

I, JOHN LEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMARY CAPITAL LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public

Barbara R Schettino
Notary Public of N.J.
Comm. Exp. 3/22/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMARY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS:	
Cash	$ 144,300
Clearing broker deposit	50,000
Commissions receivable	141,090
Marketable securities, at market value	346,997
Security deposit	66,518
Property and equipment, net of accumulated depreciation	159,012
TOTAL ASSETS	**$907,917**

LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 77,614
TOTAL LIABILITIES	**77,614**
MEMBER'S CAPITAL	**830,303**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$907,917**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Commissions	$ 658,604
Trading income	107,941
Investment banking fees	502,780
Consulting	48,067
Unrealized loss on marketable securities	(113,534)
Interest income	485
TOTAL REVENUES	**1,204,343**
EXPENSES:	
Consulting	228,853
Compensation	209,614
Payroll taxes	21,461
Commissions	389,698
Clearing fees	30,374
Trading fees	10,688
Professional fees	47,846
Investment banking fees	23,638
Rent	155,563
Travel and entertainment	124,411
Office expenses	74,910
Depreciation	8,734
Insurance	38,942
Regulatory	25,000
Charitable donations	5,150
Miscellaneous	2,498
TOTAL EXPENSES	**1,397,379**
NET LOSS	**$ (193,036)**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Contributed Capital	Accumulated Deficit	Total Member's Equity
BALANCE – JANUARY 1, 2013	**$2,620,700**	**$(1,559,641)**	**$1,061,059**
Member Draw	(37,721)		(37,721)
Net loss	-	(193,036)	(193,036)
BALANCE – DECEMBER 31, 2013	**$2,582,979**	**$(1,752,677)**	**$830,303**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:	
Net loss	$ (193,036)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	8,734
Changes in assets and liabilities:	
Accounts receivable	211,000
Commissions receivable	(125,167)
Securities owned	49,910
Security deposit	(60)
Clearing broker deposits	17,622
Accounts payable	(4,800)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**(35,797)**
INVESTING ACTIVITIES:	
Acquisition of property and equipment	(5,000)
NET CASH USED IN INVESTING ACTIVITIES	**(5,000)**
FINANCING ACTIVITIES:	
Member Draw	37,721
NET CASH USED IN INVESTING ACTIVITIES	**37,721**
DECREASE IN CASH	**(78,518)**
CASH – BEGINNING OF YEAR	**222,818**
CASH – END OF YEAR	**$ 144,300**

See notes to financial statements

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

A significant amount of investment banking business is conducted with international companies.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned and on margin. Certain of management=s estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company=s industry and general economic conditions. It is possible that these external factors could have an effect on management=s estimates that could cause actual results to differ from their estimates. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Trading securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of investments in corporate stocks. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a settlement date basis. Transactions for which the Company acts as principal are recorded on a trade date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction closes.

Investment advisory revenues are recognized as revenue when services for the transaction are substantially complete.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value: Marketable securities are level 2.

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

Income taxes

The Company is organized as a single member Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. Accordingly, the Company does not file a Federal and state income tax return and any income taxes due from the Company is filed with the member's personal tax return..

2 CLEARING BROKER DEPOSIT

The Company is required to maintain clearing deposits of $50,000 with a broker under the terms of its fully disclosed clearing agreement. The Company is required, among other things, to maintain excess net capital of $100,000.

3 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2013 The Company had regulatory net capital of $493,377 which exceeded requirements by $393,377. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

4 MARKETABLE SECURITIES

Marketable securities owned and on margin consisting of equity securities owned by the Company. As of December 31, 2013, securities at market value were as follows:

	Owned	On Margin
CORPORATE STOCKS	$ 346,997	$0

5 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 are as follows:

	Amount	Estimated Useful Life
Computer	$ 23,492	5 years
Furniture and equipment	107,448	7 years
Leasehold improvements	75,362	39.5 years
	206,302	
Less accumulated depreciation	(47,290)	
	$159,012	

6 COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space under a lease agreement which expired on June 30, 2013. Currently, the Company is on month-to-month basis.

In addition, the Company leases additional office space through a related party, pursuant to a lease agreement which expires in May 2014, which requires annual rentals of approximately $18,000 plus real estate taxes and other operating expenses. Rental expense for the year ended December 31, 2013 approximated $157,661.

On September 4, 2013, Primary Capital LLC entered in to a settlement agreement with the Financial Industry Regulatory Authority (FINRA), with respect to the matters alleged by FINRA in Disciplinary Complaint filed on January 24, 2013. The Company consented, without admitting or denying the allegations of the Complaint. The Company settled with FINRA to be fined $25,000 and the amount is being paid off over 24 months and is included in accounts payable and accrued expenses. The balance due to FINRA as of December 31, 2013 was $16,496

7 CONCENTRATION

57% and 20% of investment banking revenue were from two customers.

8 INCOME TAXES

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented. Income tax returns are subject to examination by major jurisdictions for the years 2008 through 2010.

9 RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possibly that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

10 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 25, 2014 the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

PRIMARY CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17A-5(D)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE IV – INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

SCHEDULE V – INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

PRIMARY CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Computation of net capital	
Total member's capital from statement of financial condition	$830,303
Less – Non-allowable assets	
Property and equipment – net	159,012
Security deposit	66,518
Blockage	69,819
Net capital before haircuts	534,954
Haircuts on securities positions	
Other securities	41,577
Net capital	**$ 493,377**
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	$ 77,614
Aggregate indebtedness	$ 77,614
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 5,174
Minimum dollar per capital requirements	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 100,000
Excess net capital	**$ 393,377**
Net capital less 120% of minimum dollar net capital required	**$ 373,377**
Ratio: aggregate indebtedness to net capital	**0.16 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 493,377
Net capital, as included in this report	**$ 493,377**

PRIMARY CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company had no liability subordinated to claims of general creditors as of January 1, 2014. In addition, there were none in existence during the year ended December 31, 2013 and, accordingly, there are no changes to report.

PRIMARY CAPITAL, LLC

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Paritz & Company, P.A.

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Member
Primary Capital LLC
New York, NY

In planning and performing our audit of the financial statements of Primary Capital LLC as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Primary Capital's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Primary Capital's internal control. Accordingly, we do not express an opinion on the effectiveness of Primary Capital's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Primary Capital LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Primary Capital LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Primary Capital LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified deficiencies relating to a lack of segregation of duties that we consider to be material weaknesses, as described above. This lack of segregation of duties was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Primary Capital LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 25, 2014

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Primary Capitals's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company, P.A.

Paritz & Company, P.A.

Hackensack, NJ

February 26, 2014

Paritz & Company, P.A.

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Primary Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Primary Capital LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Primary Capital's compliance with the applicable instructions of Form SIPC-7. Primary Capital's management is responsible for Primary Capitals's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective computer maintained cash disbursement records, bank statements and cancelled checks noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including, but not limited to, the general ledger account details, and workpapers supporting each adjustment prepared by Primary Capital LLC and reviewed by us as part of our audit, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referred to item 3 above supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company, P.A.

Hackensack, NJ
February 26, 2014

PRIMARY CAPITAL LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

SIPC Net Operating Revenues per General Assessment Reconciliation orm SIPC-7	$	676,984
General Assessments at .0025		1,692
Payments remitted with forms SIPC-6		0
Less prior overpayment applied		(922)
Amount due (overpayment) with form SIPC-7	$	770